SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 29501; File No. 812-13774]

ETSpreads, LLC, et al.; Notice of Application

November 18, 2010

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application for an order under section 6(c) of the Investment Company Act

of 1940 (the "Act") for an exemption from sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the Act

and rule 22c-1 under the Act, under sections 6(c) and 17(b) of the Act for an exemption from

sections 17(a)(1) and (a)(2) of the Act, and under section 12(d)(1)(J) for an exemption from

sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

Summary of Application: Applicants request an order that would permit (a) series of certain

open-end management investment companies whose portfolios will consist of the component

securities of certain domestic, global or international fixed income securities indexes to issue

shares ("Shares") redeemable in large aggregations only ("Creation Units"); (b) secondary

market transactions in Shares to occur at negotiated market prices; (c) certain series to pay

redemption proceeds, under certain circumstances, more than seven days after the tender of

Shares for redemption; (d) certain affiliated persons of the series to deposit securities into, and

receive securities from, the series in connection with the purchase and redemption of Creation

Units; and (e) certain registered management investment companies and unit investment trusts

outside of the same group of investment companies as the series to acquire Shares.

Applicants: ETSpreads, LLC (the "Adviser"), Exchange Traded Spreads Trust (the "Trust") and

ALPS Distributors, Inc. (the "Distributor").

<u>Filing Dates</u>: The application was filed on May 18, 2010 and amended on September 27, 2010.

Applicants have agreed to file an amendment during the notice period, the substance of which is reflected in this notice.

<u>Hearing or Notification of Hearing</u>: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on December 13, 2010 and should be accompanied by proof of service on applicants, in the form of an affidavit, or for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

<u>Addresses</u>: Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090; Applicants, 44 Montgomery Street, Suite 2100, San Francisco, California 94104.

<u>For Further Information Contact</u>: Keith A. Gregory, Senior Counsel at (202) 551-6815, or Mary Kay Frech, Branch Chief, at (202) 551-6820 (Division of Investment Management, Office of Investment Company Regulation).

<u>Supplementary Information</u>: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

<u>Applicants' Representations</u>:

1.   The Trust is registered as an open-end management investment company and is organized as a Delaware statutory trust that will offer an unlimited number of series. The Trust

initially will offer one series ("Initial Fund") whose performance will correspond generally to the

total return of a specified fixed income securities index ("Underlying Index").[1]

2.   Applicants request that the order apply to the Initial Fund and any additional

series of the Trust and any other open-end management investment companies or series thereof,

that may be created in the future and that track a specified fixed income securities Underlying

Index ("Future Funds").[2] Any Future Fund will be (a) advised by the Adviser or an entity

controlling, controlled by, or under common control with the Adviser, and (b) comply with the

terms and conditions of the application. Future Funds may be based on Underlying Indexes

comprised of domestic fixed income securities ("Domestic Funds") or Underlying Indexes

comprised of global or international fixed income securities ("Global Funds"). The Initial Fund

and Future Funds, together, are the "Funds."[3]

3.   The Adviser is registered as an investment adviser under the Investment Advisers

Act of 1940 (the "Advisers Act"), and will serve as investment adviser to the Funds. The

Adviser may enter into sub-advisory agreements with one or more investment advisers each of

which will serve as a sub-adviser to a Fund (each, a "Subadviser"). Each Subadviser will be

registered under the Advisers Act. The Distributor is a broker-dealer registered under the

Securities Exchange Act of 1934 (the "Exchange Act") and will act as the principal underwriter

and distributor for the Creation Units of Shares.

4.   Each Fund will consist of a portfolio of securities ("Portfolio Securities") selected

to correspond generally to the total return of a specified fixed income Underlying Index. No

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[1] The Underlying Index for the Initial Fund is the Markit iBoxx TIPS Inflation-Linked 5-10 Index.
[2] All entities that currently intend to rely on the order have been named as applicants. Any other existing or future entity that subsequently relies on the order will comply with the terms and conditions of the application. An Acquiring Fund (as defined below) may rely on the order only to invest in Funds and not in any other registered investment company.
[3] Each Fund will comply with the disclosure requirements adopted by the Commission in Investment Company Act Release No. 28584 (Jan. 13, 2009) before offering Shares.

entity that creates, compiles, sponsors or maintains an Underlying Index ("Index Provider") is or will be an affiliated person, as defined in section 2(a)(3) of the Act, or an affiliated person of an affiliated person, of the Trust, a Fund, the Adviser, any Subadviser, or promoter of a Fund, or of the Distributor.

5.   The investment objective of each Fund will be to provide investment results that closely correspond to the total return of its Underlying Index.[4] The value of the Underlying Index will be disseminated once each "Business Day," which is defined as any day that a Fund is required to be open under section 22(e) of the Act, at the end of the Business Day. A Fund will utilize either a replication or representative sampling strategy to track its Underlying Index. A Fund using a replication strategy will invest in substantially all of the Component Securities in its Underlying Index in the same approximate proportions as in the Underlying Index. A Fund using a representative sampling strategy will attempt to match the risk and return characteristics of a Fund's portfolio to the risk and return characteristics of its Underlying Index.[5] Applicants state that use of the representative sampling strategy may prevent a Fund from tracking the performance of its Underlying Index with the same degree of accuracy as would a Fund that invests in every Component Security of the Underlying Index. Applicants expect that each Fund will have a tracking error relative to the performance of its Underlying Index of less than 5 percent.

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[4] Applicants represent that each Fund will invest at least 80% of its total assets (exclusive of collateral held from securities lending) in the component securities that comprise its Underlying Index ("Component Securities") or TBAs (as defined below) representing Component Securities. Each Fund also may invest up to 20% of its total assets in futures contracts, options on future contracts, options and swaps, cash, cash equivalents, other investment companies, and securities that are not Component Securities but which the Adviser believes will assist the Fund in tracking the performance of its Underlying Index.

[5] Under the representative sampling strategy, the Adviser will seek to construct a Fund's portfolio so that its duration, sector, credit rating, coupon and option characteristics closely correlate to those characteristics of the Underlying Index.

6.   Creation Units are expected to consist of 100,000 Shares and to have an initial

price in the range of $1,000,000 to $10,000,000. All orders to purchase Creation Units must be

placed with the Distributor by or through a party that has entered into an agreement with the

Distributor ("Authorized Participant"). The Distributor will be responsible for transmitting the

orders to the Funds. An Authorized Participant must be a participant in the Depository Trust

Company ("DTC", and such participant, "DTC Participant"). Shares of the Fund generally will

be sold in Creation Units in exchange for an in-kind deposit by the purchaser of a portfolio of

fixed-income securities designated by the Adviser to correspond generally to the total return of

the relevant Underlying Index (the "Deposit Securities"), together with the deposit of a specified

cash payment ("Cash Amount" and collectively with the Deposit Securities, "Creation Deposit").

The Cash Amount is an amount equal to the difference between (a) the net asset value ("NAV")

(per Creation Unit) of a Fund and (b) the total aggregate market value (per Creation Unit) of the

Deposit Securities.[6] Each Fund may permit a purchaser of Creation Units to substitute cash in

lieu of depositing some or all of the Deposit Securities if the method would reduce the Fund's

transaction costs or enhance the Fund's operating efficiency. To preserve maximum efficiency

and flexibility, a Fund reserves the right to accept and deliver Creation Units entirely for cash

("All-Cash Payment").

7.   An investor acquiring or redeeming a Creation Unit from a Fund will be charged

a fee ("Transaction Fee") to prevent the dilution of the interests of the remaining shareholders

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[6] Each Fund will sell and redeem Creation Units only on a Business Day.   Each Business Day, prior to the opening of trading on the "Primary Listing Exchange" (as defined below), a list of securities and the required number of shares of each Deposit Security to be included in the Creation Deposit for each Fund or cash information for each Fund, including when the purchase of Creation Units from the Fund is an All-Cash Payment (as defined below), will be made available. In addition, the All-Cash Payment will be disclosed, if applicable. Any national securities exchange (as defined in section 2(a)(26) of the Act) ("Exchange") on which Shares are listed will disseminate, every 15 seconds during its regular trading hours, through the facilities of the Consolidated Tape, an amount per individual Share representing the sum of the estimated Cash Amount and the current value of the Deposit Securities. The Primary Listing Exchange is the Exchange on which the Shares of a Fund are primarily listed.

resulting from costs in connection with the purchase or redemption of Creation Units.[7] The

Distributor also will be responsible for delivering the Fund's prospectus to those persons

acquiring Shares in Creation Units and for maintaining records of both the orders placed with it

and the confirmations of acceptance furnished by it. In addition, the Distributor will maintain a

record of the instructions given to the applicable Fund to implement the delivery of its Shares.

8.   Purchasers of Shares in Creation Units may hold such Shares or may sell such

Shares into the secondary market. Shares will be listed and traded on an Exchange. It is

expected that one or more member firms of an Exchange will be designated to act as a market

maker (each, a "Market Maker") and maintain a market for Shares trading on the Exchange.

Prices of Shares trading on an Exchange will be based on the current bid/ask market. Shares sold

in the secondary market will be subject to customary brokerage commissions and charges.

9.   Applicants expect that purchasers of Creation Units will include institutional

investors and arbitrageurs (which could include institutional investors). Authorized Participants

also may purchase Creation Units for use in market-making activities. Applicants expect that

secondary market purchasers of Shares will include both institutional investors and retail

investors.[8] Applicants expect that the price at which Shares trade will be disciplined by arbitrage

opportunities created by the option to continually purchase or redeem Creation Units at their

NAV, which should ensure that Shares will not trade at a material discount or premium in

relation to their NAV.

10.   Shares will not be individually redeemable, and owners of Shares may acquire

those Shares from the Fund, or tender such Shares for redemption to the Fund, in Creation Units

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[7] Where a Fund permits a purchaser to substitute cash in lieu of depositing a portion of the requisite Deposit
Securities, the purchaser may be assessed a higher Transaction Fee to cover the cost of purchasing such Deposit
Securities.
[8] Shares will be registered in book-entry form only. DTC or its nominee will be the registered owner of all
outstanding Shares. DTC or DTC Participants will maintain records reflecting beneficial owners of Shares.

only. To redeem, an investor will have to accumulate enough Shares to constitute a Creation

Unit. Redemption orders must be placed by or through an Authorized Participant. An investor

redeeming a Creation Unit generally will receive (a) Portfolio Securities designated to be

delivered for redemptions ("Redemption Securities") on the date that the request for redemption

is submitted and (b) a "Cash Redemption Payment," consisting of an amount calculated in the

same manner as the Cash Amount, although the actual amount of the Cash Redemption Payment

may differ if the Redemption Securities are not identical to the Deposit Securities on that day.

An investor may receive the cash equivalent of a Redemption Security in certain circumstances,

such as if the investor is constrained from effecting transactions in the security by regulation or

policy.[9] A redeeming investor may pay a Transaction Fee, calculated in the same manner as a

Transaction Fee payable in connection with purchases of Creation Units.

       11.   Applicants state that in accepting Deposit Securities and satisfying

redemptions with Redemption Securities, the relevant Funds will comply with the federal

securities laws, including that the Deposit Securities and Redemption Securities are sold

in transactions that would be exempt from registration under the Securities Act of 1933

("Securities Act").[10] The specified Deposit Securities and Redemption Securities either

(a) will correspond pro rata to the Portfolio Securities of a Fund, or (b) will not

correspond pro rata to the Portfolio Securities, provided that the Deposit Securities and

Redemption Securities (i) consist of the same representative sample of Portfolio

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[9] Applicants state that a cash-in-lieu amount will replace any "to-be-announced" ("TBA") transaction that is listed as a Deposit Security or Redemption Security of any Fund. A TBA transaction is a method of trading mortgage-backed securities where the buyer and seller agree upon general trade parameters such as agency, settlement date, par amount and price. The actual pools delivered generally are determined two days prior to the settlement date. The amount of substituted cash in the case of TBA transactions will be equivalent to the value of the TBA transaction listed as a Deposit Security or a Redemption Security.

[10] In accepting Deposit Securities and satisfying redemptions with Redemption Securities that are restricted securities eligible for resale pursuant to rule 144A under the Securities Act, the relevant Funds will comply with the conditions of rule 144A.

Securities designed to generate performance that is highly correlated to the performance

of the Portfolio Securities, (ii) consist only of securities that are already included among

the existing Portfolio Securities, and (iii) are the same for all Authorized Participants on a

given Business Day.[11]

12.   Neither the Trust nor any individual Fund will be marketed or otherwise held out

as a traditional open-end investment company or a mutual fund. Instead, each Fund will be

marketed as an "ETF," an "investment company," a "fund," or a "trust." All marketing materials

that describe the features or method of obtaining, buying or selling Creation Units or Shares

traded on an Exchange, or refer to redeemability, will prominently disclose that Shares are not

individually redeemable and that the owners of Shares may purchase or redeem Shares from the

Fund in Creation Units only. The same approach will be followed in the shareholder reports and

investor educational materials issued or circulated in connection with the Shares. The Funds will

provide copies of their annual and semi-annual shareholder reports to DTC Participants for

distribution to shareholders.

Applicants' Legal Analysis:

1.   Applicants request an order under section 6(c) of the Act for an exemption from

sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the Act and rule 22c-1 under the Act, under

sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the

Act, and under section 12(d)(1)(J) of the Act for an exemption from sections 12(d)(1)(A) and

12(d)(1)(B) of the Act.

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[11] The Deposit Securities and Redemption Securities may differ from each other (and from the Portfolio
Securities) (a) to reflect minor differences when it is not possible to break up bonds beyond certain
minimum sizes needed for transfer and settlement, or (b) for temporary periods to effect changes in the
Portfolio Securities as a result of the rebalancing of an Underlying Index.

2.　　　Section 6(c) of the Act provides that the Commission may exempt any person, security or transaction, or any class of persons, securities or transactions, from any provision of the Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Section 17(b) of the Act authorizes the Commission to exempt a proposed transaction from section 17(a) of the Act if evidence establishes that the terms of the transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and the proposed transaction is consistent with the policies of the registered investment company and the general provisions of the Act. Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provisions of section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors.

Sections 5(a)(1) and 2(a)(32) of the Act

3.　　　Section 5(a)(1) of the Act defines an "open-end company" as a management investment company that is offering for sale or has outstanding any redeemable security of which it is the issuer. Section 2(a)(32) of the Act defines a redeemable security as any security, other than short-term paper, under the terms of which the owner, upon its presentation to the issuer, is entitled to receive approximately his proportionate share of the issuer's current net assets, or the cash equivalent. Because Shares will not be individually redeemable, applicants request an order that would permit the Funds to register as open-end management investment companies and issue Shares that are redeemable in Creation Units only. Applicants state that investors may purchase Shares in Creation Units and redeem Creation Units from each Fund. Applicants state that because Creation Units may always be purchased and redeemed at NAV, the market price of

the Shares should not vary substantially from their NAV.

Section 22(d) of the Act and Rule 22c-1 under the Act

4.   Section 22(d) of the Act, among other things, prohibits a dealer from selling a

redeemable security, which is currently being offered to the public by or through a principal

underwriter, except at a current public offering price described in the prospectus. Rule 22c-1

under the Act generally requires that a dealer selling, redeeming or repurchasing a redeemable

security do so only at a price based on its NAV. Applicants state that secondary market trading

in Shares will take place at negotiated prices, not at a current offering price described in a Fund's

prospectus, and not at a price based on NAV. Thus, purchases and sales of Shares in the

secondary market will not comply with section 22(d) of the Act and rule 22c-1 under the Act.

Applicants request an exemption under section 6(c) from these provisions.

5.   Applicants assert that the concerns sought to be addressed by section 22(d) of the

Act and rule 22c-1 under the Act with respect to pricing are equally satisfied by the proposed

method of pricing Shares. Applicants maintain that while there is little legislative history

regarding section 22(d), its provisions, as well as those of rule 22c-1, appear to have been

designed to (a) prevent dilution caused by certain riskless trading schemes by principal

underwriters and contract dealers, (b) prevent unjust discrimination or preferential treatment

among buyers, and (c) ensure an orderly distribution of investment company shares by

eliminating price competition from dealers offering shares at less than the published sales price

and repurchasing shares at more than the published redemption price.

6.   Applicants believe that none of these purposes will be thwarted by permitting

Shares to trade in the secondary market at negotiated prices. Applicants state that (a) secondary market trading in Shares does not involve a Fund as a party and will not result in dilution of an

investment in Shares, and (b) to the extent different prices exist during a given trading day, or

from day to day, such variances occur as a result of third party market forces, such as supply and

demand. Therefore, applicants assert that secondary market transactions in Shares will not lead

to discrimination or preferential treatment among purchasers. Finally, applicants contend that

the proposed distribution system will be orderly because competitive forces will ensure that the

difference between the market price of Shares and their NAV remains narrow.

Section 22(e)

7.	Section 22(e) of the Act generally prohibits a registered investment company

from suspending the right of redemption or postponing the date of payment of redemption

proceeds for more than seven days after the tender of a security for redemption. Applicants

observe that the settlement of redemptions of Creation Units of the Global Funds is contingent

not only on the settlement cycle of the U.S. securities markets, but also on the delivery cycles

present in international markets in which those Funds invest. Applicants have been advised that,

under certain circumstances, the delivery cycles for transferring Portfolio Securities to redeeming

investors, coupled with local market holiday schedules, will require a delivery process of up to

12 calendar days. Applicants therefore request relief from section 22(e) in order to provide for

payment or satisfaction of redemptions within the maximum number of calendar days required

for such payment or satisfaction in the principal local markets where transactions in the Portfolio

Securities of each Global Fund customarily clear and settle, but in all cases no later than 12

calendar days following the tender of a Creation Unit.[12] With respect to Future Funds that are

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[12] Applicants acknowledge that no relief obtained from the requirements of section 22(e) will affect any obligations applicants may have under rule 15c6-1 under the Exchange Act. Rule 15c6-1 requires that most securities transactions be settled within three business days of the trade.

Global Funds, applicants seek the same relief from section 22(e) only to the extent that circumstances exist similar to those described in the application.

8.   Applicants submit that section 22(e) was designed to prevent unreasonable, undisclosed and unforeseen delays in the actual payment of redemption proceeds. Applicants state that allowing redemption payments for Creation Units of a Fund to be made within the number of days indicated above would not be inconsistent with the spirit and intent of section 22(e). Applicants state that the SAI will disclose those local holidays (over the period of at least one year following the date of the SAI), if any, that are expected to prevent the delivery of redemption proceeds in seven calendar days, and the maximum number of days needed to deliver the proceeds for each affected Global Fund. Applicants are not seeking relief from section 22(e) with respect to Global Funds that do not effect creations and redemptions of Creation Units in-kind.

Section 12(d)(1)

9.   Section 12(d)(1)(A) of the Act, in relevant part, prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter and any other broker-dealer from selling the investment company's shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company's voting stock, or if the sale will cause more than 10% of the acquired company's voting stock to be owned by investment companies generally.

10.   Applicants request an exemption to permit management investment companies ("Acquiring Management Companies") and unit investment trusts ("Acquiring Trusts") registered under the Act that are not sponsored or advised by the Adviser or any entity controlling, controlled by, or under common control with the Adviser and are not part of the same "group of investment companies," as defined in section 12(d)(1)(G)(ii) of the Act, as the Funds (collectively, "Acquiring Funds") to acquire shares of a Fund beyond the limits of section 12(d)(1)(A). In addition, applicants seek relief to permit a Fund or broker-dealer that is registered under the Exchange Act ("Broker") to sell Shares to Acquiring Funds in excess of the limits of section 12(d)(1)(B).

11.   Each Acquiring Management Company will be advised by an investment adviser within the meaning of section 2(a)(20)(A) of the Act (the "Acquiring Fund Adviser") and may be sub-advised by one or more investment advisers within the meaning of section 2(a)(20)(B) of the Act (each a "Acquiring Fund SubAdviser"). Any investment adviser to an Acquiring Fund will be registered under the Advisers Act. Each Acquiring Trust will be sponsored by a sponsor ("Sponsor").

12.   Applicants submit that the proposed conditions to the requested relief adequately address the concerns underlying the limits in section 12(d)(1)(A) and (B), which include concerns about undue influence by a fund of funds over underlying funds, excessive layering of fees and overly complex fund structures. Applicants believe that the requested exemption is consistent with the public interest and the protection of investors.

13.   Applicants believe that neither the Acquiring Funds nor an Acquiring Fund Affiliate would be able to exert undue influence over the Funds.[13] To limit the control that an

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[13] An "Acquiring Fund Affiliate" is the Acquiring Fund Adviser, Acquiring Fund SubAdviser(s), any Sponsor, promoter, or principal underwriter of a Fund, and any person controlling, controlled by, or under common control

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Acquiring Fund may have over a Fund, applicants propose a condition prohibiting an Acquiring Fund Adviser or a Sponsor, any person controlling, controlled by, or under common control with the Acquiring Fund Adviser or Sponsor, and any investment company or issuer that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act that is advised or sponsored by the Acquiring Fund Adviser or Sponsor, or any person controlling, controlled by, or under common control with the Acquiring Fund Adviser or Sponsor ("Acquiring Fund's Advisory Group") from controlling (individually or in the aggregate) a Fund within the meaning of section 2(a)(9) of the Act. The same prohibition would apply to any Acquiring Fund SubAdviser, any person controlling, controlled by or under common control with the Acquiring Fund SubAdviser, and any investment company or issuer that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Acquiring Fund SubAdviser or any person controlling, controlled by or under common control with the Acquiring Fund SubAdviser ("Acquiring Fund's SubAdvisory Group"). Applicants propose other conditions to limit the potential for undue influence over the Funds, including that no Acquiring Fund or Acquiring Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate ("Affiliated Underwriting"). An "Underwriting Affiliate" is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Acquiring Fund Adviser, Acquiring Fund SubAdviser, Sponsor, or employee of the Acquiring Fund, or a person of which any such officer, director, member of an advisory board, Acquiring Fund Adviser, Acquiring Fund SubAdviser,

with any of those entities. A "Fund Affiliate" is the investment adviser, promoter, or principal underwriter of a Fund and any person controlling, controlled by or under common control with any of these entities.

Sponsor, or employee is an affiliated person (except that any person whose relationship to the

Fund is covered by section 10(f) of the Act is not an Underwriting Affiliate).

14.   Applicants assert that the proposed conditions address any concerns regarding

excessive layering of fees. The board of directors or trustees of any Acquiring Management

Company, including a majority of the disinterested directors or trustees, will find that the

advisory fees charged to the Acquiring Management Company are based on services provided

that will be in addition to, rather than duplicative of, services provided under the advisory

contract(s) of any Fund in which the Acquiring Management Company may invest. In addition,

except as provided in condition 13, an Acquiring Fund Adviser or a trustee ("Trustee") or

Sponsor of an Acquiring Trust will, as applicable, waive fees otherwise payable to it by the

Acquiring Fund in an amount at least equal to any compensation (including fees received

pursuant to any plan adopted by a Fund under rule 12b-1 under the Act) received by the

Acquiring Fund Adviser, Trustee or Sponsor or an affiliated person of the Acquiring Fund

Adviser, Trustee or Sponsor, from the Funds in connection with the investment by the Acquiring

Fund in the Fund. Applicants state that any sales charges or service fees charged with respect to

shares of an Acquiring Fund will not exceed the limits applicable to a fund of funds set forth in

NASD Conduct Rule 2830.[14]

15.   Applicants submit that the proposed arrangement will not create an overly

complex fund structure. Applicants note that no Fund may acquire securities of any investment

company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits

contained in section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief

from the Commission permitting the Fund to purchase shares of other investment companies for

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[14] Any references to NASD Conduct Rule 2830 include any successor or replacement rule to NASD Conduct Rule
2830 that may be adopted by FINRA.

short-term cash management purposes. To ensure that Acquiring Funds comply with the terms

and conditions of the requested relief from section 12(d)(1), any Acquiring Fund that intends to

invest in a Fund in reliance on the requested order will enter into an agreement ("Acquiring Fund

Agreement") between the Fund and the Acquiring Fund requiring the Acquiring Fund to adhere

to the terms and conditions of the requested order. The Acquiring Fund Agreement also will

include an acknowledgement from the Acquiring Fund that it may rely on the requested order

only to invest in Funds and not in any other investment company.

16.	Applicants also note that a Fund may choose to reject a direct purchase of Shares

in Creation Units by an Acquiring Fund. To the extent that an Acquiring Fund purchases Shares

in the secondary market, a Fund would still retain its ability to reject initial purchases of Shares

made in reliance on the requested order by declining to enter into the Acquiring Fund Agreement

prior to any investment by an Acquiring Fund in excess of the limits of section 12(d)(1)(A).

Sections 17(a)(1) and (2) of the Act

17.	Section 17(a) of the Act generally prohibits an affiliated person of a registered

investment company, or an affiliated person of such a person ("second-tier affiliate"), from

selling any security to or acquiring any security from the company. Section 2(a)(3) of the Act

defines "affiliated person" to include (a) any person directly or indirectly owning, controlling or

holding with power to vote 5% or more of the outstanding voting securities of the other person,

(b) any person 5% or more of whose outstanding voting securities are directly or indirectly

owned, controlled or held with the power to vote by the other person, and (c) any person directly

or indirectly controlling, controlled by or under common control with the other person. Section

2(a)(9) of the Act provides that a control relationship will be presumed where one person owns

more than 25% of another person's voting securities.

18.   Applicants request an exemption from section 17(a) of the Act pursuant to

sections 17(b) and 6(c) of the Act to permit persons to effectuate in-kind purchases and

redemptions with a Fund when they are affiliated persons of the Fund or second-tier affiliates

solely by virtue of one or more of the following : (a) holding 5% or more, or in excess of 25%, of

the outstanding Shares of one or more Funds; (b) having an affiliation with a person with an

ownership interest described in (a); or (c) holding 5% or more, or more than 25%, of the shares

of one or more other registered investment companies (or series thereof) advised by the Adviser.

19.   Applicants assert that no useful purpose would be served by prohibiting these

types of affiliated persons from acquiring or redeeming Creation Units through "in-kind"

transactions. The deposit procedures for both in kind purchases and in-kind redemptions of

Creation Units will be the same for all purchases and redemptions. Deposit Securities and

Redemption Securities will be valued in the same manner as Portfolio Securities. Therefore,

applicants state that in-kind purchases and redemptions will afford no opportunity for the

specified affiliated persons, or second-tier affiliates, of a Fund to effect a transaction detrimental

to other holders of Shares. Applicants also believe that in-kind purchases and redemptions will

not result in self-dealing or overreaching of the Fund.

20.   Applicants also seek relief from section 17(a) to permit a Fund that is an affiliated

person of an Acquiring Fund to sell its Shares to and redeem its Shares from an Acquiring Fund, and to engage in the accompanying in-kind transactions with the Acquiring Fund.[15]

Applicants state that the terms of the transactions are fair and reasonable and do not involve overreaching. Applicants note that any consideration paid by an Acquiring Fund for the purchase or redemption of Shares directly from a Fund will be based on the NAV of the Fund.[16] Applicants believe that any proposed transactions directly between the Funds and Acquiring Funds will be consistent with the policies of each Acquiring Fund. The purchase of Creation Units by an Acquiring Fund directly from a Fund will be accomplished in accordance with the investment restrictions of any such Acquiring Fund and will be consistent with the investment policies set forth in the Acquiring Fund's registration statement. The Acquiring Fund Agreement will require any Acquiring Fund that purchases Creation Units directly from a Fund to represent that the purchase of Creation Units from a Fund by an Acquiring Fund will be accomplished in compliance with the investment restrictions of the Acquiring Fund and will be consistent with the investment policies set forth in the Acquiring Fund's registration statement.

Applicants' Conditions:

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

ETF Relief

1.   As long as the Trust operates in reliance on the requested order, the Shares will be listed on an Exchange.

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[15] Applicants believe that an Acquiring Fund likely will purchase Shares of the Funds in the secondary market and will not purchase or redeem Creation Units directly from a Fund. However, the requested relief would apply to direct sales of Shares in Creation Units by a Fund to an Acquiring Fund and redemptions of those Shares. The requested relief is intended to cover the in-kind transactions that would accompany such sales and redemptions.

[16] Applicants acknowledge that receipt of compensation by (a) an affiliated person of an Acquiring Fund, or an affiliated person of such person, for the purchase by the Acquiring Fund of Shares or (b) an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of its Shares to an Acquiring Fund may be prohibited by section 17(e)(1) of the Act. The Acquiring Fund Agreement also will include this acknowledgment.

2.   Neither the Trust nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that Shares are not individually redeemable and that owners of Shares may acquire those Shares from a Fund and tender those Shares for redemption to a Fund in Creation Units only.

3.   The website for the Funds, which is and will be publicly accessible at no charge, will contain, on a per Share basis for each Fund, the prior Business Day's NAV and the market closing price or the midpoint of the bid/ask spread at the time of the calculation of such NAV ("Bid/Ask Price"), and a calculation of the premium or discount of the market closing price or the Bid/Ask Price against such NAV.

4.   The requested relief to permit ETF operations will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of index-based exchange-traded funds.

Section 12(d)(1) Relief

5.   The members of an Acquiring Fund's Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of section 2(a)(9) of the Act. The members of an Acquiring Fund's SubAdvisory Group will not control (individually or in the aggregate) a Fund within the meaning of section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of a Fund, the Acquiring Fund's Advisory Group or the Acquiring Fund's SubAdvisory Group, each in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of a Fund, it will vote its Shares in the same proportion as the vote of all other holders of the Shares. This condition does not apply to the Acquiring Fund's SubAdvisory Group with respect to a Fund for which the Acquiring Fund SubAdviser or

a person controlling, controlled by, or under common control with the Acquiring Fund SubAdviser acts as the investment adviser within the meaning of section 2(a)(20)(A) of the Act.

6.   No Acquiring Fund or Acquiring Fund Affiliate will cause any existing or potential investment by the Acquiring Fund in a Fund to influence the terms of any services or transactions between the Acquiring Fund or an Acquiring Fund Affiliate and the Fund or a Fund Affiliate.

7.   The board of directors or trustees of an Acquiring Management Company, including a majority of the disinterested directors or trustees, will adopt procedures reasonably designed to ensure that the Acquiring Fund Adviser and any Acquiring Fund SubAdviser are conducting the investment program of the Acquiring Management Company without taking into account any consideration received by the Acquiring Management Company or an Acquiring Fund Affiliate from a Fund or a Fund Affiliate in connection with any services or transactions.

8.   Once an investment by an Acquiring Fund in Shares exceeds the limits in section 12(d)(1)(A)(i) of the Act, the board of trustees of the Trust ("Board"), including a majority of the disinterested trustees, will determine that any consideration paid by the Fund to an Acquiring Fund or an Acquiring Fund Affiliate in connection with any services or transactions: (a) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (b) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund and its investment adviser(s), or any person controlling, controlled by, or under common control with such investment adviser(s).

9. No Acquiring Fund or Acquiring Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause the Fund to purchase a security in any Affiliated Underwriting.

10. The Board, including a majority of the disinterested trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Fund in an Affiliated Underwriting, once an investment by an Acquiring Fund in the securities of the Fund exceeds the limit of section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Acquiring Fund in the Fund. The Board will consider, among other things: (a) whether the purchases were consistent with the investment objectives and policies of the Fund; (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether the amount of securities purchased by the Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders of the Fund.

11. Each Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two

years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings, once an investment by an Acquiring Fund in the securities of the Fund exceeds the limit of section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate's members, the terms of the purchase, and the information or materials upon which the determinations of the Board were made.

12.   Before investing in Shares in excess of the limits in section 12(d)(1)(A), each Acquiring Fund and the Fund will execute a Acquiring Fund Agreement stating, without limitation, that their boards of directors or trustees and their investment adviser(s) or their Sponsors or Trustees, as applicable, understand the terms and conditions of the order, and agree to fulfill their responsibilities under the order. At the time of its investment in Shares in excess of the limit in section 12(d)(1)(A)(i), an Acquiring Fund will notify the Fund of the investment. At such time, the Acquiring Fund will also transmit to the Fund a list of the names of each Acquiring Fund Affiliate and Underwriting Affiliate. The Acquiring Fund will notify the Fund of any changes to the list of names as soon as reasonably practicable after a change occurs. The Fund and the Acquiring Fund will maintain and preserve a copy of the order, the Acquiring Fund Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

13.   The Acquiring Fund Adviser, Trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Acquiring Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted under rule 12b-1 under the Act) received from the Fund by the Acquiring Fund Adviser, Trustee or Sponsor, or an affiliated person of the Acquiring Fund Adviser, Trustee or Sponsor, other than any advisory fees paid to the Acquiring Fund Adviser, Trustee, or Sponsor, or its affiliated person by the Fund, in connection with the

investment by the Acquiring Fund in the Fund. Any Acquiring Fund SubAdviser will waive fees

otherwise payable to the Acquiring Fund SubAdviser, directly or indirectly, by the Acquiring

Management Company in an amount at least equal to any compensation received from a Fund by

the Acquiring Fund SubAdviser, or an affiliated person of the Acquiring Fund Sub-Adviser,

other than any advisory fees paid to the Acquiring Fund Sub-Adviser or its affiliated person by

the Fund, in connection with any investment by the Acquiring Management Company in the

Fund made at the direction of the Acquiring Fund SubAdviser. In the event that the Acquiring

Fund SubAdviser waives fees, the benefit of the waiver will be passed through to the Acquiring

Management Company.

14.   Any sales charges and/or service fees charged with respect to shares of an

Acquiring Fund will not exceed the limits applicable to a fund of funds as set forth in NASD

Conduct Rule 2830.

15.   No Fund will acquire securities of any other investment company or company

relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section

12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission

permitting the Fund to purchase shares of other investment companies for short-term cash

management purposes.

16.   Before approving any advisory contract under section 15 of the Act, the board of

directors or trustees of each Acquiring Management Company, including a majority of the

disinterested directors or trustees, will find that the advisory fees charged under such advisory contract are based on services provided that will be in addition to, rather than duplicative of, the

services provided under the advisory contract(s) of any Fund in which the Acquiring

Management Company may invest. These findings and their basis will be recorded fully in the

minute books of the appropriate Acquiring Management Company.

For the Commission, by the Division of Investment Management, under delegated

authority.

Florence E. Harmon
Deputy Secretary